

March 26, 2009

Mr. Ralph J. Nicoletti
Sr. Vice President and Chief Financial Officer, Alberto-Culver Co.
2525 Armitage Avenue
Melrose Park, IL 60160

Re: **Alberto-Culver Company**
              Form 10-K for the fiscal year ended September 30, 2008
              Schedule 14A Definite Proxy Statement filed on December 12, 2008
              File No. 1-32970

Dear Mr. Nicoletti:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Era Anagnosti, Attorney, at (202) 551-3369, Pamela Long, Assistant Director, at (202) 551-3760 or to the undersigned at (202) 551-3768.

              Sincerely,

              John Cash
              Branch Chief